

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2024

Eric J. Meilstrup
President & CEO
LCNB Corp.
2 North Broadway
Lebanon, OH 45036

   Re: LCNB Corp.
    Registration Statement on Form S-4
    Filed February 2, 2024
    File No. 333-276841

Dear Eric J. Meilstrup:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Aisha Adegbuyi at 202-551-8754 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Finance

cc: Christian Gonzalez, Esq.